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August 13, 2009

Maryse Mills-Apenteng
Special Counsel-Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Seamless Corporation
         Preliminary Information Statement on Schedule 14C
         Filed July 29, 2009
         File No. 000-20259


Dear Ms. Mills-Apenteng:

We have received your letter dated August 6, 2009, containing comments on the above referenced document.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The following are our answers to your comments, numbered to correspond to your comments.

Preliminary Information Statement on Schedule 14C
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General
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1.   Revise your filing to disclose your new name in the body of the information statement and to discuss the reasons for your name change.

RESPONSE: The change of name to GDT TEK, Inc. is stated in the body of the information statement and the following language now appears in the body of the information statement:

     "This information statement is being furnished to all holders of the common stock of Seamless Corporation a Nevada Company ("Seamless"), in connection with resolutions of the Board of Directors and the written consent of the holders of in excess of 50% of the voting rights of the shareholders of Seamless. The board of directors, as approved by the written consent of the holders of in excess of 59% of the voting rights of the shareholders of Seamless, provides public notice of the approval and authorization to carry out the process of moving the domicile of Seamless from Nevada to the State of Florida and assuming the name of GDT TEK, Inc. The name change will reflect the Companies the marketing and selling of Gadgets and Technology."

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Grant Authority to the Board of Directors, page 1
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2.   We note your statements that the board has determined that it would be in the company's best interest to change the company's domicile, that Florida would provide for a better business environment, and that the company would benefit from lower taxes and operational costs. Your discussion should be balanced to include any disadvantages that may be imposed on shareholders as a result of the change in law from Nevada to Florida and as a result of any amendments to your charter documents.

RESPONSE: THE FOLLOWING ADDITIONAL LANGUAGE HAS BEEN ADDED TO THE 14C INFORMATION STATEMENT:

"Shareholders rights are not materially impacted by the change as explained in the Aug 10, 2009 ENCYCLOPEDIA OF EVERYDAY LAW | SHAREHOLDER RIGHTS:

     `Laws governing CORPORATIONS and hence stockholders in the United States are fairly standard from one state to the next. The commissioners on uniform state laws drafted the Uniform Business Corporations Act in 1928, though only three states adopted this act. The American BAR ASSOCIATION in 1950 drafted the Model Business Corporation Act, which subsequently has been modified numerous times. The last major redrafting occurred in 1984. Thirty-one states have adopted all or a significant portion of the Model Act. Other states have modified their own state corporation statutes to contain sections similar to the Model Act.'

Both Nevada and Florida have adopted all or a significant portion of the Model Business Corporation Act.

FLORIDA: adopted statute 607 which is based on the Model Business Corporation
Act.

Of which Section 607.0101 Short title.--This act shall be known and may be cited as the "Florida Business Corporation Act."

The Florida Statutes 607.0630 through 607.07401 is specific to shareholders rights.

NEVADA: NRS Chapter 78 (Nevada Revise Statute) which also has adopted significant sections of the Model Business Corporation of which NRS 78.191 through NRS.78.444 is specific to shareholders rights.

Since both Nevada and Florida Statutes are based upon the Model Business Corporation Act, there are only minor or no change in the shareholders rights between the two states statutes, thereby the change of domicile will have little or no impact on the Company's shareholders rights.

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The Charter documents for the Florida Corporation will mirror those of the
Nevada Corporation and there are thus no changes of any material nature in the charter documents."

3. Your discussion of the change in domicile should be significantly expanded. The information statement should disclose all material differences between the two bodies of law and between you charter documents before and after the change in domicile. Further, if you have elected to include provisions in your new charter documents that offer management greater flexibility or impose greater burdens on shareholders than the result the Florida statue would impose absent the provisions, this should be disclosed.

RESPONSE:  SEE RESPONSE TO NO.2 ABOVE.

4. Please identify any charter provisions or provision of Florida law having anti-takeover effects and address the overall impact of such provisions. See SEC Release No. 34-15230 (October 13, 1978).

RESPONSE: SEE RESPONSE TO NO. 2 ABOVE. THERE ARE NO CHANGES TO THE NEW CHARTER DOCUMENTS FOR THE FLORIDA CORPORATION AND THE PROVISIONS OF FLORIDA LAW DO NOT HAVE ANY MATERIAL IMPACT ON ANTI-TAKEOVER THAT DIFFERS FROM THOSE OF NEVADA.

5. You state that the move will be effected "by filing an amendment to the Company's Articles of Incorporation with the Nevada Secretary of State's office and will become effective upon such filing and final approval of the board of directors of the Company." Please revise you filing to briefly describe the mechanics of the merger, or series of similar transactions, that will be used to effectuate the change in domicile.

RESPONSE: THE FOLLOWING PARAGRAPH HAS BEEN ADDED/SUBSTITUTED IN THE PRELIMINARY 14C INFORMATION STATEMENT.

"The Nevada corporation, Seamless Corporation, will enter into an agreement of merger with GDT TEK, Inc., that will allow for all debts, assets, obligations, shares and the current officers to continue after the merger is completed. Filings to formalize those actions will be filed with the appropriate officials in the States of Nevada and Florida. Upon the filing with the respective states being accepted the actions described will then become final and effectively move the domicile of the Company from Nevada to Florida."


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Thank-you for your help in regards to this matter. If you have any questions regarding the above, please contact me at (702) 448-1861.

Sincerely,

SEAMLESS CORPORATION

/s/ Albert R. Reda
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Albert R. Reda
President



















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